Exhibit 99.1

Talisman Energy 2014 Fourth Quarter and Full-Year Results
Full-Year Production, Cash Flow, Capital Spending In-Line With Guidance

CALGARY, Alberta – February 10, 2015 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and unaudited financial results for 2014. All values are in US$ unless otherwise stated.

“Our 2014 results reflect the significant progress we made throughout the year to improve the reliability and predictability of our company,” said Hal Kvisle, President and CEO. “Production from ongoing operations for the year averaged 357,000 boe/d, up 6% over 2013, with liquids accounting for approximately 40% of production. Capital spending1 was approximately $3 billion in 2014, down approximately 5% from 2013, reflecting our disciplined commitment to focus our capital program. Cash flow1 was $2.2 billion in 2014, in line with 2013, despite the significant decline of the global commodity price environment in the second half of last year. Including proceeds from dispositions received earlier in the year, we balanced our cash flows. Production, cash flow and capital spending were in-line with guidance.”

“During the quarter, we announced a transaction with Repsol S.A., which will deliver significant and immediate value return to shareholders and create a bigger, more diversified global energy company. Talisman’s assets and people will have an important place in the combined enterprise, as we will roughly double Repsol’s upstream business. Repsol is dedicated to maintaining a strong commitment to Canada and the local and regional economies in which Talisman operates globally. The transaction remains on track to close during the second quarter of this year.”

Full Year 2014 Summary:

•	Production averaged 369,000 boe/d in 2014. Production from ongoing operations averaged 357,000 boe/d, up 6% from 2013. Liquids production averaged 141,000 bbl/d, up 7% over 2013.

•	Cash flow for 2014 was approximately $2.2 billion, in-line with guidance, including $150 million of hedging protection received in the fourth quarter.

•	Capital spending for 2014 was approximately $3 billion, down $156 million from 2013 and below the company’s original full year guidance of $3.2 billion.

•	Net G&A for 2014 was $405 million, down 7% from 2013.

•	Gross debt at year-end 2014 was $5.1 billion, down $175 million year-over-year.

1 The terms “capital spending” and “cash flow” are non-GAAP measures. Please see advisories and reconciliations elsewhere in this release.

Repsol S.A. Offer for Talisman

On December 15, 2014, Talisman announced that it had entered into an arrangement agreement with Repsol S.A. under which Repsol will acquire all of the outstanding common shares of Talisman for US $8.00 per share in cash. In addition, under the transaction, Talisman will be allowed to pay aggregate cash dividends of US$0.18 per common share prior to closing, including the dividend declared and paid on December 31, 2014. Talisman’s and Repsol’s boards of directors unanimously approved the arrangement agreement.

Completion of the transaction is subject to approval by two-thirds of the votes cast by holders of common shares at the special meeting, court approval of the arrangement, and satisfaction or waiver of customary closing conditions, including applicable government and regulatory approvals. It is anticipated that the completion of the transaction will occur in the second quarter of 2015 and all regulatory approvals are on track.

A copy of the arrangement agreement, the information circular and related documents have been filed with Canadian securities regulators and the U.S. Securities and Exchange Commission and are available at www.sedar.com and www.sec.gov/edgar.

Financial Results

The table includes the company’s proportionate share of results from Talisman Sinopec Energy UK Limited (TSEUK) and Equion Energía Limited (Equion).

December 31, 2014	Q4 14	Q3 14	Q4 13	2014	2013
Cash flow ($ million)	508	507	580	2,198	2,196
Cash flow per share2	0.49	0.49	0.56	2.13	2.13
Earnings (loss) from operations ($ million) 2	(143)	48	(116)	(25)	(248)
Net income (loss) ($ million)	(1,590)	425	(1,005)	(911)	(1,175)
Net income (loss) per share	(1.54)	0.41	(0.98)	(0.89)	(1.15)
Average shares outstanding – basic (million)	1,032	1,033	1,031	1,033	1,030

Cash flow in the fourth quarter was $508 million, in-line with the third quarter, benefiting from approximately $150 million of hedging settlements. Cash flow for 2014 was approximately $2.2 billion, in-line with 2013.

In the fourth quarter, the company recorded a loss from operations of $143 million, compared to earnings of $48 million in the third quarter, primarily due to declining commodity prices, dry hole and DD&A arising from price-related reserves write downs in the fourth quarter. For the year, Talisman recorded a loss from operations of $25 million compared to a loss from operations of $248 million in 2013.

2 The terms “cash flow per share” and “earnings (loss) from operations” are non-GAAP measures. Please see advisories and reconciliations elsewhere in this release.

The company recorded a net loss of $911 million for the year, compared with a $1,175 million net loss in 2013.

The company recorded after-tax impairments during the fourth quarter of approximately $1.37 billion, primarily as a result of a deterioration in forward commodity prices. The company partially impaired its investment in the Eagle Ford by $614 million due entirely to price declines, and fully impaired its investment in Block K44 in the Kurdistan region of Iraq by $234 million after determining that future investment in a capital constrained environment was unlikely. In addition, the company fully wrote off its North Sea goodwill balance of $287 million, and partially wrote down its investment in Equion by $133 million. Price related impairments were partially offset by the booking of a mark-to-market gain on the company’s hedge positions of $1.2 billion in the quarter.

During the fourth quarter, the TSEUK joint venture recorded a net loss, which included after-tax impairments of $633 million net to Talisman, as a result of lower commodity pricing and higher decommissioning and development cost estimates. The loss in the fourth quarter has resulted in Talisman reflecting a $186 million liability in its December 31, 2014 balance sheet, representing its obligation to fund TSEUK.

Production

Table includes Talisman’s share of production from subsidiaries and equity-accounted entities.

December 31, 2014	Q4 14	Q3 14	Q4 13	2014	2013
Oil and liquids (mbbls/d)
North America	45	41	40	43	35
Southeast Asia	40	43	47	43	44
North Sea	31	26	28	30	32
Other (including Colombia and Algeria)	24	25	22	25	21
Total oil and liquids (mbbls/d)	140	135	137	141	132
Natural gas (mmcf/d)
North America	770	745	928	794	883
Southeast Asia	509	494	524	510	516
North Sea	19	22	8	19	9
Other (including Colombia and Algeria)	49	49	45	48	43
Total natural gas (mmcf/d)	1,347	1,310	1,505	1,371	1,451
Total mboe/d	365	353	387	369	373
Assets sold or held for sale (mboe/d)
North America3	-	2	30	9	31
Southeast Asia4	1	3	3	3	4
Total Assets sold or held for sale (mboe/d)	1	5	33	12	35
Production from ongoing operations (mboe/d)	364	348	354	357	338

3 Includes Montney (closed March 12, 2014), Monkman (closed April 16, 2014) and Ojay and Northern Alberta Foothills (closed July 31, 2014).
4 Includes Southeast Sumatra (closed October 23, 2014) and Northwest Java (sales agreement reached May 2013).

Total production was 369,000 boe/d in 2014, down 1% from 2013. Production from ongoing operations averaged 357,000 boe/d in 2014, up 6% over 2013. Liquids production averaged 141,000 bbl/d in 2014, up 7% over 2013.

The Americas

December 31, 2014	Q4 14	Q3 14	Q4 13
Gas
Edson-Duvernay-Groundbirch	200	178	181
Marcellus	472	462	475
Eagle Ford	78	76	68
Other	20	20	21
Gas from ongoing operations (mmcf/d)	770	736	745
Liquids
Edson-Duvernay-Groundbirch	11	10	9
Eagle Ford	24	21	20
Chauvin	10	10	11
Liquids from ongoing operations (mbbls/d)	45	41	40
Total production from ongoing operations (mboe/d)	173	163	165
Assets sold or held for sale (mmcfe/d) 5	-	9	183
Total North America production (mboe/d)	173	165	195

5 Includes Montney (closed March 12, 2014), Monkman (closed April 16, 2014) and Ojay and Northern Alberta Foothills (closed July 31, 2014).

In North America, total production and production from ongoing operations averaged 173,000 boe/d for the fourth quarter, up 5% year-over-year due to increased volumes from Canada and Eagle Ford. Quarter-over-quarter total production increased 5% due to reduced facility downtime and new wells brought onstream in the quarter. Total liquids production increased 13% year-over-year on higher volumes in Eagle Ford, Greater Edson and Duvernay.

In the Eagle Ford, production averaged 37,000 boe/d in the fourth quarter, up 9% over the previous quarter. Fourth quarter production included a 3,500 boe/d prior period NGL adjustment. Liquids volumes averaged 24,000 bbls/d, up 14% versus the previous quarter. In the fourth quarter, 32 gross wells were brought onstream, offset by natural declines, leading to a December exit rate of 35,000 boe/d.

In the Marcellus, production for the quarter averaged 472 mmcf/d, up 2% from the previous quarter. In the Friendsville area, nine wells were brought onstream in the fourth quarter resulting in a December exit rate of 489 mmcf/d. The company drilled three pacesetter wells in the quarter and the Friendsville well results are exceeding internal expectations.

In Canada, production from ongoing operations for the quarter in the Greater Edson area (which includes Wild River), was 41,000 boe/d, up 13% year-over-year, reflecting Talisman’s efforts to direct its capital towards high value production. Quarter-over-quarter production was up 8% due to the completion of scheduled facility maintenance in the prior quarter and new wells being brought on-stream in the quarter. In the Duvernay, completions operations commenced on two Waskahigan area wells in December.

Colombia

In Colombia, production in the fourth quarter averaged 21,000 boe/d, up 20% year-over-year, and similar to the previous quarter. In the foothills region, net Equion production averaged 17,000 boe/d. Three wells are currently drilling in the Piedemonte block and the first phase of the processing and handling plant expansion came on-stream at the end of 2014.

In Block CPO-9, nine of 10 Akacias wells were on long-term test during the quarter, producing an average of 3,800 boe/d net to Talisman.

In the fourth quarter, an 8-day flow test of the Nueva Esperanza-1 structure, stabilized at a daily flow rate of 910 barrels of 8° API crude oil with less than 2% water cut during the last day of flow. The Nueva Esperanza-1 structure is adjacent to, and along the same structural trend as the Akacías field. Nueva Esperanza-2, which is a downdip appraisal well, was also drilled in the fourth quarter and is currently on short-term test with the clean-up period completed and the well now producing oil with a very low water cut. A second appraisal well spudded at the end of January.

Southeast Asia

December 31, 2014	Q4 14	Q3 14	Q4 13
Malaysia liquids (mbbls/d)	21	21	19
Malaysia gas (mmcf/d)	112	83	112
Malaysia (mboe/d)	40	35	37
Indonesia liquids (mbbls/d)	6	7	6
Indonesia gas (mmcf/d)	391	402	400
Indonesia (mboe/d)	72	73	73
Vietnam liquids (mbbls/d)	9	10	15
Vietnam gas (mmcf/d)	5	5	8
Vietnam (mboe/d)	10	11	17
Australia (mboe/d)	3	3	4
Total production from ongoing operations (mboe/d)	125	122	131
Assets sold or held for sale (mboe/d) 6	1	3	3
Southeast Asia total (mboe/d)	126	125	134

6 Includes Southeast Sumatra (closed October 23, 2014).

Production from ongoing operations averaged 125,000 boe/d in the fourth quarter, up slightly from the previous quarter with higher volumes at PM-3 following completion of its annual turnaround in the third quarter, and strong performance at Kinabalu. Production from ongoing operations was down approximately 5% year-over-year due to the early payout of the carry recovery volumes at HST/HSD in Vietnam in the third quarter, and fluctuating gas demand at Corridor in Indonesia. This was partially offset by a significant production increase at Kinabalu over the same period last year following the successful completion of the infill well program and strong facility performance.

In Indonesia, production from ongoing operations averaged 72,000 boe/d during the fourth quarter, compared to 73,000 boe/d in both the previous quarter and the same period last year. Corridor production was 58,000 boe/d during the quarter, down slightly from the previous quarter due to fluctuating gas demand in the region. Drilling is progressing on the first well of a three well development program at Corridor and is expected to be completed in the first quarter.

In Malaysia, production averaged 40,000 boe/d in the fourth quarter, up 14% from the previous quarter due to the completion of a turnaround in the third quarter. At Kinabalu, production averaged 10,000 boe/d, up 25% from the previous quarter following the successful completion of a multi-well infill program and improved uptime. At PM-3, fourth-quarter production was 27,000 boe/d, up 13% over the previous quarter following the completion of an annual turnaround, but down year-over-year due to fluctuating demand. Two exploration wells were drilled at Sabah during the quarter. While hydrocarbons were encountered, the wells were not commercial.

In Vietnam, production averaged 10,000 boe/d in the fourth quarter, down 9% from the previous quarter, due to the early payout of the carry recovery volumes earlier in the third quarter. Two exploration wells demonstrating hydrocarbons were successfully drilled during the quarter. The first well and follow-on sidetrack tested the Red Emperor Extension in Block 136, adjacent to Talisman’s fully appraised Red Emperor discovery in Block 07/03.

Algeria

In Algeria, production averaged 11,000 boe/d during the fourth quarter, in line with the previous period and the same period last year.

Other Operating Areas

North Sea

Talisman’s share of UK production averaged 17,000 boe/d, up 42% from the previous quarter and 21% year-over-year. The increase was largely due to the return of production following planned turnarounds in the third quarter.

In Norway, fourth quarter average daily production was 17,000 boe/d, down 6% from the third quarter but up 13% year-over-year. The Brynhild field (TLM 10% WI) started production late in the quarter at a rate of approximately 800 bbls/d net to Talisman.

Dividends

Under the Arrangement Agreement with Repsol, Talisman is allowed to pay aggregate cash dividends of US$0.18 per common share prior to closing, including the dividend declared and paid on December 31, 2014 of $0.0675 per common share. The Company anticipates that a dividend aggregating the remaining allowable amount of $0.1125 per share will be declared prior to the completion of the Arrangement. However, no determination has been made by the Board with regard to such dividend and there is no assurance that such a dividend will be declared.

The company has declared a quarterly dividend of C$0.2625 on its Cumulative Redeemable Rate Reset First Preferred Shares, Series 1. The dividend will be paid on March 31, 2015 to shareholders of record at the close of business on March 13, 2015.

About Talisman Energy Inc.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries: Brent Anderson Manager, Corporate Communications Phone: 403-237-1912 Email: tlm@talisman-energy.com	Shareholder and Investor Inquiries: Lyle McLeod Vice-President, Investor Relations Phone: 403-767-5732 Email: tlm@talisman-energy.com

02-15

 Advisories

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned drilling and other exploration and development activities; timing of closing of the corporate transaction with Repsol S. A., the expected size, characteristics and commitments of the resulting enterprise; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. The company priorities and goals disclosed in this news release are objectives only and the achievement of these objectives cannot be guaranteed.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2014 assumes escalating commodity prices. Closing of the Repsol corporate transaction will be subject to receipt of all necessary shareholder, court and regulatory approvals and contractual conditions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; risks associated with project management, project delays and/or cost overruns; uncertainty related to securing sufficient egress and access to markets; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities; risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates; the outcome and effects of any future acquisitions and dispositions; health, safety, security and environmental risks, including risks related to the possibility of major accidents; environmental regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing; uncertainties as to access to capital, including the availability and cost of credit and other financing, and changes in capital markets; risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption); risks related to the attraction, retention and development of personnel; changes in general economic and business conditions; the possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and results of the Company's risk mitigation strategies, including insurance and any hedging activities. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company’s operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Downward trends in commodity prices could result in downward adjustments to the Company’s estimated reserves and asset values which could result in further impairment of assets.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results or strategy are included in Talisman’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated on a Company interest basis prior to the deduction of royalties and similar payments.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman uses the term “pacesetter” well in its description of its drilling results in the Friendsville area. Pacesetter wells in this context refers to the fastest wells drilled by Talisman in the area, measured from spud to rig release. As used in the context of the Company’s Colombian assets, long-term testing indicates continuous well production going to market at the most recent weekly average. A permit for long term testing is required for a well to produce oil until the permit for full field development has been granted.

In this news release, Talisman discloses well test results for the Nueva Esperanza-1 well drilled in the T2 formation, with no significant production or pressure decline observed during such test. The flow test utilized an electro submersible pumping system and 309 feet of perforations in such formation. The data pertaining to Nueva Esperanza-1 and Nueva Esperanza-2 should be considered preliminary until a pressure transient analysis and/or well flow test interpretation has been done. The test results are not necessarily indicative of long-term performance or of ultimate recovery.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings (loss) from operations and capital spending. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman's reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow

	Three Months Ended
	December 31, 2014	September 30, 2014	December 31, 2013	YTD 2014	YTD 2013

Cash provided by operating activities	605	458	442	1,899	1,767
Changes in non-cash working capital	(112)	89	80	248	(4)
Add: Exploration expenditure	70	53	52	232	260
Add: Restructuring costs	-	1	10	18	44
Add: Transaction cost1	13	-	-	13	-
Add: Income tax adjustments2	-	-	-	-	15
Add: Current tax on disposal3	6	-	51	6	51
Less: Dividends and distributions received from equity-accounted entities	-	-	(21)	-	(58)
Less: Finance costs (cash)	(75)	(74)	(77)	(301)	(295)
Cash flow from subsidiaries	507	527	537	2,115	1,780
Add: Cash provided by operating activities from equity-accounted entities	(45)	19	58	30	416
Change in non-cash working capital from equity-accounted entities	(70)	(36)	(9)	(47)	3
Add: Exploration expenditure from equity-accounted entities	-	2	-	5	18
Less: Finance costs (cash) from equity-accounted entities	(4)	(5)	(6)	(25)	(21)
Add: Onerous contracts from equity-accounted entities4	120	-	-	120	-
Cash flow from equity- accounted entities	1	(20)	43	83	416
Cash Flow5	508	507	580	2,198	2,196
Cash flow per share	0.49	0.49	0.56	2.13	2.13
Diluted cash flow per share	0.49	0.49	0.56	2.13	2.13

1.	Transaction costs relate to costs incurred in relation to the arrangement agreement entered into with Repsol S.A. in Q4 2014.
2.	A court ruling in Southeast Asia indicated an additional current income tax of $31 million be charged during Q2 2013. In addition, the company recorded a $16 million benefit from the resolution of a tax position in North America in Q2 2013.
3.	Current tax of $6 million on the loss on disposal of SE Sumatra in Q4 2014, and $51 million on disposal of Talisman's equity investment in Ocensa pipeline in Colombia in Q4 2013.
4.	In Q4 2014, the TSEUK joint venture recognized a provision for onerous contracts related to drilling and vessel leases of $120 million net to Talisman.
5.	Includes cash flow from subsidiaries and Talisman’s share of equity-accounted entities’ cash flow.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses, including Talisman's share of cash flow from equity- accounted entities. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company's performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the annual Consolidated Financial Statements which will be filed on March 4, 2015. A reconciliation of cash provided by operating activities to cash flow is provided above.

Capital Spending

	Three Months Ended
	December 31, 2014	September 30, 2014	December 31, 2013	YTD 2014	YTD 2013

Subsidiaries
Exploration, development and other	575	549	537	2,118	2,363
Exploration expensed	70	53	52	232	260
Exploration and development spending – subsidiaries	645	602	589	2,350	2,623

Talisman’s share of equity- accounted entities
Exploration, development and other	190	151	154	708	577
Exploration expensed	-	2	1	5	19
Exploration and development spending – joint ventures	190	153	155	713	596

Capital spending for subsidiaries and joint ventures	835	755	744	3,063	3,219

Capital spending (or run rate or exploration and development spending) is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred and adding Talisman's share of joint ventures.

Earnings (loss) from Operations

	Three Months Ended
	December 31, 2014	September 30, 2014	December 31, 2013	YTD 2014	YTD 2013
Net income (loss)	(1,590)	425	(1,005)	(911)	(1,175)
Loss (gain) on disposals (tax adjusted)	8	(5)	(163)	(484)	(207)
Unrealized (gain) loss on financial instruments (tax adjusted)1	(1,034)	(405)	149	(1,318)	90
Share-based payments (tax adjusted)2	41	(15)	16	9	37
Foreign exchange on debt (tax adjusted)	(14)	(19)	8	(20)	10
Impairment (tax adjusted)	2,004	-	822	2,150	874
Restructuring costs (tax adjusted)	-	1	12	17	38
Transaction costs3	13	-	-	13	-
Onerous contracts from equity-accounted entities4	44	-	-	44	-
Income tax adjustments5	-	-	-	-	41
(Recognition)/derecognition of deferred tax asset6	202	-	34	208	(58)
Deferred tax adjustments7	183	66	11	267	102
Earnings (loss) from operations8	(143)	48	(116)	(25)	(248)

1.	Unrealized (gain) loss on financial instruments relates to the change in the period of the mark-to-market value of the company's held-for-trading financial instruments.
2.
Share-based payments relates to the mark-to-market value of the company's outstanding stock options and cash units at December 31 and expenses associated with performance share units. The Company's share-based payments expense is based on the difference between the company's share price and its stock options or cash units exercise price. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Transaction costs relate to costs incurred in relation to the arrangement agreement entered into with Repsol S.A. in Q4 2014.
4.	In Q4 2014, the TSEUK joint venture recognized a provision for onerous contracts related to drilling and vessel leases of $120 million pre-tax ($44 million after-tax) net to Talisman.
5.
A court ruling in Southeast Asia indicated an additional income tax of $57 million be charged during Q2 2013. In addition, the Company recorded a $16 million benefit from the resolution of a tax position in North America in Q2 2013.

6.
During Q4 2014, the company derecognized deferred tax assets in Malaysia, Australia, and the TSEUK joint venture. During Q2 2014, the company derecognized deferred tax assets in Australia. During Q4 2013, the company derecognized deferred tax assets in Vietnam as a result of Block 46/02 relinquishment. During Q3 2013, the company recognized deferred tax assets in Vietnam based on the successful startup of HST/HSD.

7.	Deferred tax adjustments largely comprise tax on foreign exchange on tax pools.
8.	Earnings (loss) from operations include results and adjustments from subsidiaries and Talisman's share of equity accounted entities.

Earnings (loss) from operations are calculated by adjusting the company's net income (loss) per the financial statements for certain items of a non-operational nature, on an after-tax basis. The adjustments include items from subsidiaries and Talisman's share of equity accounted entities. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods.  A reconciliation of net income (loss) to earnings (loss) from operations is provided above.

Sensitivities

Talisman’s financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2015 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $70/bbl, a NYMEX natural gas price of approximately $3.50/mmbtu and exchange rates of US$0.90=C$1 and UK£1=US$1.65.

(millions of $)	Net Income1	Cash Provided by Operating Activities (GAAP)2	Cash Flow (Non-GAAP)3
Volume changes
Oil – 10,000 bbls/d	40	120	130
Natural gas – 60 mmcf/d	5	50	50
Price changes4
Oil – $1.00/bbl	25	25	35
Natural gas (North America)5 – $0.10/mcf	20	25	25
Exchange rate changes
US$/C$ decreased by US$0.01	(5)	(5)	(5)
US$/UK£ increased by US$0.02	-	-	5

1.	Net income includes Talisman’s share of net income (loss) from TSEUK and Equion, after tax.
2.	Changes in cash flow provided by operating activities (GAAP) excludes TSEUK and Equion due to the application of equity accounting.
3.	Changes in cash flow (Non-GAAP) includes TSEUK and Equion and is included for comparative purposes only.
4.
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the ‘Risk Management’ section of the MD&A, and note 23 to the Consolidated Financial Statements which will be filed on March 4, 2015.

5.
Price sensitivity on natural gas relates to North American natural gas only. The Company’s exposure to changes in the natural gas prices in Norway, Vietnam and Colombia is not material. Most of the natural gas prices in Indonesia and Malaysia are based on the price of either crude oil or high-sulphur fuel oil and, accordingly, have been included in the price sensitivity for oil. Most of the remaining part of Indonesia natural gas production is sold at a fixed price.

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended December 31		Year ended December 31
	2014	2013	2014	2013
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	508	580	2,198	2,196
Net loss	(1,590)	(1,005)	(911)	(1,175)
Capital Spending (1)	835	744	3,063	3,219
Per common share (US$)
Cash flow (1)	0.49	0.56	2.13	2.13
Net loss	(1.54)	(0.98)	(0.89)	(1.15)
Production (3)
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	44,818	39,812	43,174	34,616
Southeast Asia	40,489	46,582	43,014	43,658
North Sea	30,530	28,240	29,870	31,939
Other	24,392	21,793	24,524	21,116
Total oil and liquids	140,229	136,427	140,582	131,329
Natural gas (mmcf/d)
North America	770	928	794	883
Southeast Asia	509	524	510	516
North Sea	19	8	19	9
Other	49	45	48	43
Total natural gas	1,347	1,505	1,371	1,451
Total mboe/d (2)	365	387	369	373
Prices (3)
Oil and liquids (US$/bbl)
North America	45.03	62.73	61.49	66.70
Southeast Asia	67.45	111.74	98.31	108.56
North Sea	73.18	111.12	96.47	109.55
Other	58.06	106.67	89.74	106.86
Total oil and liquids	59.90	96.50	85.12	97.49
Natural gas (US$/mcf)
North America	3.46	3.45	4.12	3.49
Southeast Asia	7.17	8.64	8.58	9.44
North Sea	8.75	12.67	8.05	13.24
Other	4.01	4.13	4.13	4.26
Total natural gas	4.96	5.33	5.84	5.69
Total (US$/boe) (2)	41.34	54.71	54.09	56.44

(1) Cash flow, capital spending and cash flow per share are non-GAAP measures.
(2) Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
(3) Production and realized prices include Talisman's proportionate results from Talisman Sinopec Energy UK Limited (TSEUK)
and Equion Energia Limited (Equion).

Talisman Energy Inc.
Consolidated Balance Sheets
(Unaudited)

December 31 (millions of US$)	2014	2013

Assets
Current
Cash and cash equivalents	262	364
Accounts receivable	893	1,117
Risk management	850	17
Income and other taxes receivable	80	52
Restricted cash	149	121
Inventories	133	137
Prepaid expenses	34	14
Assets held for sale	-	776
	2,401	2,598

Other assets	180	160
Restricted cash	-	94
Investments	604	1,204
Risk management	421	20
Goodwill	279	575
Property, plant and equipment	9,064	9,752
Exploration and evaluation assets	2,544	3,165
Deferred tax assets	1,837	1,593
	14,929	16,563
Total assets	17,330	19,161

Liabilities
Current
Bank indebtedness	9	13
Accounts payable and accrued liabilities	1,577	1,835
Current portion of Yme removal obligation	186	121
Obligation to fund equity investee	186	-
Risk management	2	101
Income and other taxes payable	93	155
Loans from joint ventures	15	288
Current portion of long-term debt	1,109	882
Liabilities associated with assets held for sale	-	160
	3,177	3,555
Decommissioning liabilities	1,885	1,727
Yme removal obligation	-	131
Other long-term obligations	273	246
Risk management	-	37
Long-term debt	3,955	4,357
Deferred tax liabilities	635	553
	6,748	7,051

Shareholders' equity
Common shares	1,738	1,723
Preferred shares	191	191
Contributed surplus	176	135
Retained earnings	4,489	5,695
Accumulated other comprehensive income	811	811
	7,405	8,555
Total liabilities and shareholders' equity	17,330	19,161

Talisman Energy Inc.
Consolidated Statements of Loss
(Unaudited)
	Three months ended		Year ended
	December 31,		December 31,
(millions of US$)	2014	2013	2014	2013

Revenue
Sales	1,004	1,243	4,653	4,652
Other income	36	26	150	109
Loss from joint ventures and associates, after tax	(996)	(340)	(1,040)	(275)
Total revenue and other income	44	929	3,763	4,486

Expenses
Operating	354	384	1,405	1,432
Transportation	56	44	206	192
General and administrative	100	114	405	434
Depreciation, depletion and amortization	529	555	1,936	1,922
Impairment	1,610	946	1,768	946
Dry hole	76	7	140	89
Exploration	70	52	232	260
Finance costs	86	87	352	331
Share-based payments expense	51	19	27	49
(Gain) loss on held-for-trading financial instruments	(1,230)	161	(1,427)	140
(Gain) loss on disposals	10	(42)	(550)	(100)
Other, net	7	42	49	113
Total expenses	1,719	2,369	4,543	5,808
Loss before taxes	(1,675)	(1,440)	(780)	(1,322)
Income taxes
Current income tax	100	166	418	623
Deferred income tax recovery	(185)	(601)	(287)	(770)
	(85)	(435)	131	(147)
Net loss	(1,590)	(1,005)	(911)	(1,175)

Per common share (US$):
Net loss	(1.54)	(0.98)	(0.89)	(1.15)
Diluted net loss	(1.54)	(0.98)	(0.96)	(1.21)
Weighted average number of common shares outstanding (millions)
Basic	1,032	1,031	1,033	1,030
Diluted	1,032	1,032	1,033	1,032

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(Unaudited)
	Three months ended		Year ended
	December 31,		December 31,
(millions of US$)	2014	2013	2014	2013

Operating activities
Net loss	(1,590)	(1,005)	(911)	(1,175)
Add: Finance costs (cash and non-cash)	86	87	352	331
Dividends from associates	-	21	-	58
Items not involving cash	1,997	1,419	2,706	2,549
	493	522	2,147	1,763
Changes in non-cash working capital	112	(80)	(248)	4
Cash provided by operating activities	605	442	1,899	1,767

Investing activities
Capital expenditures
Exploration, development and other	(575)	(537)	(2,118)	(2,363)
Property acquisitions	-	(6)	(23)	(100)
Proceeds of resource property dispositions	23	43	1,517	146
Yme removal obligation	(28)	(9)	(66)	252
Restricted cash, net of settlement	28	9	66	(215)
Investments	(133)	(4)	(319)	(13)
Proceeds on disposition of associate	-	590	-	590
Loan to joint venture, net of repayments	6	(183)	(337)	(398)
Changes in non-cash working capital	(48)	(42)	51	(231)
Cash used in investing activities	(727)	(139)	(1,229)	(2,332)

Financing activities
Long-term debt repaid	(367)	(304)	(1,264)	(308)
Long-term debt issued	751	28	1,110	1,094
Loans from joint ventures, net of repayments	(24)	91	6	141
Common shares issued	-	7	4	28
Common shares purchased	(4)	(1)	(21)	(1)
Finance costs (cash)	(75)	(77)	(301)	(295)
Common share dividends	(70)	(69)	(279)	(277)
Preferred share dividends	(2)	(2)	(8)	(8)
Deferred credits and other	(29)	4	(16)	(8)
Changes in non-cash working capital	(34)	(33)	(3)	(2)
Cash provided by (used in) financing activities	146	(356)	(772)	364
Effect of translation on foreign currency cash and cash equivalents	(1)	(1)	4	(1)
Net increase (decrease) in cash and cash equivalents	23	(54)	(98)	(202)
Cash and cash equivalents net of bank indebtedness, beginning of period	230	405	351	553
Cash and cash equivalents net of bank indebtedness, end of period	253	351	253	351

Cash and cash equivalents	262	364	262	364
Bank indebtedness	(9)	(13)	(9)	(13)
Cash and cash equivalents net of bank indebtedness, end of period	253	351	253	351

Talisman Energy Inc.
Segmented Information
(unaudited)

	North America (1)				Southeast Asia (2)
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2014	2013	2014	2013	2014	2013	2014	2013
Revenue
Sales	359	430	1,804	1,643	459	609	2,050	2,202
Other income	15	2	60	45	2	-	3	1
Income (loss) from joint ventures and associates, after tax	-	-	-	-	-	-	-	-
Total revenue and other income	374	432	1,864	1,688	461	609	2,053	2,203
Segmented expenses
Operating	121	142	517	568	128	148	494	532
Transportation	24	24	89	103	16	12	56	56
DD&A	265	316	1,109	1,211	132	160	473	486
Impairment	625	329	593	332	60	54	60	55
Dry hole	11	-	11	-	58	(6)	92	60
Exploration	10	10	21	39	42	9	108	59
Other	13	23	54	69	16	-	19	8
Total segmented expenses	1,069	844	2,394	2,322	452	377	1,302	1,256
Segmented income (loss) before taxes	(695)	(412)	(530)	(634)	9	232	751	947
Non-segmented expenses
General and administrative
Finance costs
Share-based payments expense
Currency translation
(Gain) loss on held-for-trading
financial instruments
(Gain) loss on disposals
Total non-segmented expenses
Loss before taxes
Capital expenditure
Exploration	38	19	116	76	36	37	139	129
Development	335	249	1,206	1,207	95	93	300	353
Exploration and development	373	268	1,322	1,283	131	130	439	482
Acquisitions
Proceeds on dispositions
Other non-segmented
Net capital expenditures
Property, plant and equipment			6,321	6,636			2,223	2,318
Exploration and evaluation assets			1,345	1,579			667	717
Goodwill			110	118			169	170
Investments in joint ventures and associates			-	-			-	-
Other			555	677			740	740
Assets held for sale			-	776			-	-
Segmented assets			8,331	9,786			3,799	3,945
Non-segmented assets
Total assets
Decommissioning liabilities			381	450			334	280

1. North America	2014	2013	2014	2013
Canada	131	202	766	810
US	243	230	1,098	878
Total revenue and other income	374	432	1,864	1,688
Canada			2,507	2,544
US			3,814	4,092
Property, plant and equipment			6,321	6,636
Canada			871	905
US			474	674
Exploration and evaluation assets			1,345	1,579

2. Southeast Asia	2014	2013	2014	2013
Indonesia	221	275	1,015	1,175
Malaysia	154	153	576	534
Vietnam	54	141	358	322
Australia	32	40	104	172
Total revenue and other income	461	609	2,053	2,203
Indonesia			941	1,023
Malaysia			698	707
Vietnam			308	460
Papua New Guinea			143	40
Australia			133	88
Property, plant and equipment			2,223	2,318
Indonesia			37	19
Malaysia			41	83
Vietnam			191	145
Papua New Guinea			398	470
Exploration and evaluation assets			667	717

				Talisman Energy Inc.
				Segmented Information
				(unaudited)

	North Sea (3)				Other (4)				Total
	Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31		Three months ended December 31		Year ended December 31
(millions of US$)	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Revenue
Sales	115	151	527	577	71	53	272	230	1,004	1,243	4,653	4,652
Other income	5	5	31	23	14	19	56	40	36	26	150	109
Income (loss) from joint ventures and associates, after tax	(948)	(377)	(1,055)	(450)	(48)	37	15	175	(996)	(340)	(1,040)	(275)
Total revenue and other income	(828)	(221)	(497)	150	37	109	343	445	44	929	3,763	4,486
Segmented expenses
Operating	87	88	332	302	18	6	62	30	354	384	1,405	1,432
Transportation	7	5	29	25	9	3	32	8	56	44	206	192
DD&A	115	72	302	195	17	7	52	30	529	555	1,936	1,922
Impairment	551	557	741	543	374	6	374	16	1,610	946	1,768	946
Dry hole	(1)	-	(1)	18	8	13	38	11	76	7	140	89
Exploration	2	6	37	39	16	27	66	123	70	52	232	260
Other	1	7	4	16	4	-	14	2	34	30	91	95
Total segmented expenses	762	735	1,444	1,138	446	62	638	220	2,729	2,018	5,778	4,936
Segmented income (loss) before taxes	(1,590)	(956)	(1,941)	(988)	(409)	47	(295)	225	(2,685)	(1,089)	(2,015)	(450)
Non-segmented expenses
General and administrative									100	114	405	434
Finance costs									86	87	352	331
Share-based payments expense									51	19	27	49
Currency translation									(27)	12	(42)	18
(Gain) loss on held-for-trading									(1,230)	161	(1,427)	140
financial instruments
(Gain) loss on disposals									10	(42)	(550)	(100)
Total non-segmented expenses									(1,010)	351	(1,235)	872
Loss before taxes									(1,675)	(1,440)	(780)	(1,322)
Capital expenditure
Exploration	2	11	22	49	31	47	149	144	107	114	426	398
Development	27	63	130	332	4	2	12	17	461	407	1,648	1,909
Exploration and development	29	74	152	381	35	49	161	161	568	521	2,074	2,307
Acquisitions									(1)	6	35	111
Proceeds on dispositions									(23)	(43)	(1,517)	(146)
Other non-segmented									17	12	47	41
Net capital expenditures									561	496	639	2,313
Property, plant and equipment			256	537			264	261			9,064	9,752
Exploration and evaluation assets			125	289			407	580			2,544	3,165
Goodwill			-	287			-	-			279	575
Investments in joint ventures and associates			-	206			523	920			523	1,126
Other			2,051	1,911			301	402			3,647	3,730
Assets held for sale			-	-			-	-			-	776
Segmented assets			2,432	3,230			1,495	2,163			16,057	19,124
Non-segmented assets											1,273	37
Total assets											17,330	19,161
Decommissioning liabilities			1,176	1,009			37	30			1,928	1,769

3. North Sea	2014	2013	2014	2013
UK	5	5	28	23
Norway	115	151	530	577
Loss from TSEUK	(948)	(377)	(1,055)	(450)
Total revenue and other income	(828)	(221)	(497)	150
UK			-	-
Norway			256	537
Property, plant and equipment			256	537
UK			-	-
Norway			125	289
Exploration and evaluation assets			125	289

4. Other	2014	2013	2014	2013
Algeria	48	43	182	207
Colombia (5)	(11)	66	161	238
Total revenue and other income	37	109	343	445
Algeria			224	260
Colombia			40	1
Property, plant and equipment			264	261
Colombia			208	203
Kurdistan			199	377
Other			-	-
Exploration and evaluation assets			407	580

5. Balances include after-tax equity income from Equion.